

07002060

SEC[illegible] [illegible]SSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2007
WASH, D.C.
156

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 33119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Investment Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Robert Kargman 151 Tremont Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ercolini & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Arch Street, Suite 300 (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kargman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Investment Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTON INVESTMENT SECURITIES CORPORATION

<u>FOCUS REPORT</u>

YEAR ENDED DECEMBER 31, 2006

BOSTON INVESTMENT SECURITIES CORPORATION

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2006

CONTENTS



Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103

t 617.482.5511
f 617.426.5252

www.recpa.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

We have audited the accompanying balance sheet of Boston Investment Securities Corporation (an S Corporation) as of December 31, 2006, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Investment Securities Corporation as of December 31, 2006, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

January 13, 2007

BOSTON INVESTMENT SECURITIES CORPORATION

BALANCE SHEET

DECEMBER 31, 2006

ASSETS

Current assets:		
Cash - operations	$	283,699
Miscellaneous prepaid expenses		1,101
Total current assets		284,800
Total assets	$	284,800

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accrued expenses	$	3,600
Total current liabilities		3,600
Total liabilities		3,600
Stockholder's equity:		
Common stock, 10,000 shares authorized, 100 shares issued and outstanding		100
Additional paid in capital		53,200
Retained earnings		227,900
Total stockholder's equity		281,200
Total liabilities and stockholder's equity	$	284,800

BOSTON INVESTMENT SECURITIES CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

Income:		
Fee income	$	215,832
		215,832
Expenses:		
Professional Fees		188,750
Administrative		2,369
Insurance		417
		191,536
Net income	$	24,296

See notes to financial statements.

BOSTON INVESTMENT SECURITIES CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-In	Retained Earnings (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance, January 1, 2006	100	$ 100	$ 53,200	$ 203,604	$ 256,904
Net income (loss)				24,296	24,296
Balance, December 31, 2006	100	$ 100	$ 53,200	$ 227,900	$ 281,200

See notes to financial statements.

BOSTON INVESTMENT SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income (loss)	$	24,296
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Prepaid expenses		(88)
(Increase) decrease in liabilities:		
Accrued expenses		(555)
Net cash provided by (used in) operating activities		23,653
Net increase (decrease) in cash		23,653
Cash, beginning of year		260,046
Cash, end of year	$	283,699

See notes to financial statements.

1. Organization and nature of operations:

The Company, which was organized as a Massachusetts corporation on November 7, 1984, pursuant to Chapter 156B of the Massachusetts general laws, was formed to engage in and carry on the business of a broker-dealer in securities, including but not limited to the buying and selling, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and non-negotiable instruments or securities; and, in general to carry on any and all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. Boston Investment Securities Corporation will limit its broker/dealer operations to those described in Paragraphs (a)(2)(ii), (a)(2)(iii) and (a)(2)(iv) of SEC Rule 15c3-1. The Corporation is licensed to do business in Massachusetts.

2. Summary of significant accounting policies:

Method of accounting

The Company maintains its accounts and presents its financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fee income

Fee income represents fees earned from syndications of affiliated and non-affiliated real estate entities. These fees are recorded as income when the syndication is complete and collectibility is reasonably assured.

Income taxes

The Company has elected to be taxed as a corporation under the provisions of Chapter S of the Internal Revenue Code. This election also applies for state income tax purposes. Accordingly, no federal or state corporate income taxes will be payable by the corporation. Instead, the stockholder will be responsible for reporting his share of the corporation's taxable income or loss on his individual income tax returns.

Cash and cash equivalents

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2006, the Company did not hold any cash equivalents.

3. Stockholder's equity:

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires that the aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2006, the Company's net capital was $280,099 and the required capital was $5,000.

4. Related party transactions:

During the year ended December 31, 2006, the Company paid consulting fees in the amount of $185,000 to a related party.

5. Cash, restricted deposits and funded reserves:

The Company maintains cash balances in one bank located in Massachusetts. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The account balance fluctuates throughout the Company's monthly business cycle, which results in the balance exceeding insured limits from time to time. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business directly. Management believes that the Company is not exposed to any significant credit risk on its cash balances. At December 31, 2006, the Company has approximately $368,700 of uninsured balances.



Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103

t 617.482.5511
f 617.426.5252

www.recpa.com

INDEPENDENT AUDITOR'S REPORT ON

ADDITIONAL INFORMATION REQUIRED BY RULE

17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

We have audited the accompanying financial statements of Boston Investment Securities Corporation as of and for the year ended December 31, 2006, and have issued our report thereon dated January 13, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5(d)(3) and (4) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ercolini & Co LLP

January 13, 2007

BOSTON INVESTMENT SECURITIES CORPORATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity from balance sheet	$	281,200
Deductions and/or charges:		
Total nonallowable assets from balance sheet		(1,101)
Net capital	$	280,099

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	275,099
Excess net capital at 1,000%	$	279,739

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from balance sheet	$	3,600
Ratio of aggregate indebtedness to net capital		0.013

There are no material differences between the above computation and the Company's corresponding unaudited filing.

STATEMENT RE EXEMPTION FROM RESERVE REQUIREMENTS

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it is exempt from Rule 15c3-3.

The Company does not have possession of securities in the normal course of business and will promptly deliver all securities which might come into its possession. The Company does not hold securities or funds for any customer or owe funds or securities to any customer.

STATEMENT RE SIPC ASSESSMENT

The Company is a member of the Securities Investor Protection Corporation and paid its 2006 annual assessment of $150 in January 2005.



Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103

t 617.482.5511
f 617.426.5252

www.recpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 WHEN CLAIMING AN
EXEMPTION FROM SEC RULE 15C3-3

The Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Boston Investment Securities Corporation as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eli C w

January 13, 2007

END